March 10, 2006
Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CTI Group (Holdings) Inc. Form 10-KSB for Fiscal Year Ended December 31, 2004 File No. 0-10560
Dear Ms. Collins:
     CTI Group (Holdings) Inc. (the “Company”) submits the following responses to comments raised in your letter (the “Comment Letter”) addressed to John Birbeck, President and Chief Executive Officer of the Company, dated February 23, 2006. In order to facilitate your review, each of the Staff’s comments is followed by the Company’s response below, and the responses are numbered to correspond to the comment numbers in the Comment Letter.
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Note 1 – Description of Business and Summary of Significant Accounting Policies, Basic and Diluted Income/(Loss) per Common Shares, page 37
1.	We note your response to our prior comment no. 2 in your letter dated January 20, 2006 and your response to our prior comment no. 3 in your letter dated October 31, 2005. In the October 31, 2005 response letter you indicate that the Company determined the Class B common did not meet the definition of a participating security because the dividends are not based on a predetermined formula but rather dividends are declared at the discretion of the Board. In Issue 2 of EITF 03-6, however, the Task Force reached a consensus that for purposes of applying paragraphs 60 and 61 of SFAS 128, participating security is a security that may participate in undistributed earnings with common stock, whether that participation is conditioned upon the occurrence of a specified event or not (i.e. Board approval in the Company’s case). The Task Force further observed that the form of the participation does not have to be a dividend. It appears based on the Company’s Articles of Incorporation, as amended in Exhibit 3.1 (I) and filed in your May 8, 2001 Form 8-K that both the Class A and Class B common stockholders can participate in the Company’ undistributed earnings. Therefore, it is unclear how you considered the guidance in Issue 2 to EITF 03-6 in concluding that your Class B common stock did not qualify as participating security. Please explain.
Response
The Company has reviewed Issue 2 to EITF 03-6 and the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and agrees with the assessment that Class B common stock meets the definition of a participating security due to the Class B common stockholders’ ability to participate in the undistributed earnings of the Company.
Class B common stock is a convertible participating security. Under Issue 6 to EITF 03-06, the Task Force noted that convertible participating securities should be included in the computation of diluted EPS using the if-converted method, subject to the antidilution provisions of Statement 128. The Company utilized the if-converted method in the computation of diluted EPS since the if-converted method was not less dilutive than the two-class method of calculating earnings per share. The Class B common stock did not have a dilutive impact as of December 31, 2004, refer to attached analysis.
2.	We note your response to our prior comment 3. We continue to believe that it is not appropriate to exclude the dilutive impact of Class B shares in the calculation of fully diluted Class A net income (loss) per shares as of December 31, 2004. We again refer you to your disclosures in the Form 10-KSB where you indicate that the dilutive impact of the conversion of Class B commons shares could be “materially significant.” As indicated in our previous comment, while the Staff understands that there is significant subjectivity, judgment and uncertainty involved in estimating the value of Tracking LLC, that information should be presented and disclosed in your critical accounting policies and estimates in MD&A. In this regard, you should disclose the methodology and assumptions underlying your estimates, the effect the accounting estimates have on your financial presentation and the effect of changes in those estimates. With regards to your response, please also address the following:
•	You indicate that for the purposes of the conversion at the election of the Class B stockholders, “the value of Tracking LLC is deemed to be the book value of Tracking LLC less the book value of the associated patents at the time of conversion.” According to the Company’s Articles of Incorporation, the conversion of the election of the Class B stockholders shall be based on “the value of Centillion LLC (excluding the value attributed to U.S. Patent No. 5287270, U.S. Patent No. 5325290 and the Related Patents)...” It is not clear to the Staff how you determined that “value” as it is stated in terms of the conversion at the election of the Class B stockholders means book value. We refer you to the terms of the Mandatory Conversion in Section 3(c) of your Articles of Incorporation where the conversion formula also refers to the “value of Centillion LLC.” Your response, however, indicates that for the purposes of mandatory conversion, the value of Tracking LLC is “deemed to be the market value of Tracking LLC at the date of conversion.” Please explain the differences in the conversion calculations as this is not clear from your Articles of Incorporation.
•	You also indicate that “due to new favorable enforcement activities, a positive book value of Tracking LLC was created” as of December 31, 2005 and you plan to disclose the book value of Tracking LLC and calculate the dilutive impact of Class B shares in the Form 10-KSB for the fiscal year ended December 31, 2005. Notwithstanding your response to the previous bullet point, explain in detail what type of enforcement activities occurred and how these activities impacted the value of Tracking LLC. Also, provide us an analysis that supports the book value of Tracking LLC and the calculation of the dilutive impact as of December 31, 2005 and December 31, 2004.

•	Tell us if the majority of Class B stockholders approved the conversion by the February 12, 2006 deadline.

•	With regards to calculating the conversion based on the market value of Tracking LLC, we note that the Articles of Incorporation allow for the use of a qualified appraiser to determine such value. Therefore, tell us how you determined the Company has not been able to reasonably estimate or determine the market value of Tracking LLC as you indicated in your October 21, 2005 response letter. Has the Company made any attempt to hire as appraiser to aid in valuation?

•	We note your response where you indicate that in order to “inform the investors of the potential risk of dilution, even though remote, the Company inserted the language that conversion “will result in material dilution.” Explain in detail why you believe the likelihood of conversion was remote as of December 31, 2004.
Response
Re: Bullet #1
In connection with the negotiation of the merger of Centillion Data System, Inc. and the Company, the Company believes that the intention of the parties was that “value” at the election of the Class B stockholders was interpreted to be based on book value and the conversion under the Mandatory Conversion was based on market value. The conversion at the election of Class B stockholders is based on the value of Tracking LLC (excluding the value of the patents) divided by 88% of the average market price of the Company’s Class A common stock for the preceding 20 day period. The net assets of Tracking LLC consist of receivables, patents, payables and accrued expenses. The conversion at the election of the Class B stockholders excludes the patents.
The Company believes the book value of the net assets excluding the patents does not materially differ from the market value of the net assets excluding the patents. As a result, the hypothetical conversion of the net assets of Tracking LLC at market value, which would exclude the patents, would be the same as the results derived utilizing the net assets of Tracking LLC at book value, which would exclude the patents.
The conversion under the Mandatory conversion would be based on the fair value of Tracking LLC divided by the average market price of the Company’s Class A common stock for the preceding 20 day period. As indicated in our January 20, 2006 response letter, the likelihood of a Mandatory conversion scenario was remote and with the election of the Class B stockholders to convert on February 7, 2006, conversion will not occur under the Mandatory conversion scenario.
Since the conversion of Class B common stock at the election of the majority of the Class B common stockholders, which excludes the value of the patents, generates the same results under a book value or market value approach as discussed above, an appraisal of the market value of the patents is not necessary because it would not impact the calculation of the results of a conversion under such methodology.
Re: Bullet #2
In connection with IP enforcement activities the Company realized new IP enforcement revenues which generated positive net assets primarily associated with cash and receivables, which generated a positive net asset book value of Tracking LLC as of December 31, 2005.
Please refer to our attached analysis calculating the book value of Tracking LLC as of December 31, 2005 and December 31, 2004 as well as our calculation of the dilutive impact for those respective periods.
Re: Bullet #3
The majority of Class B stockholders approved the conversion by the February 12, 2006 deadline. In accordance with the Company’s Certificate of Incorporation, paragraph 3(b), upon the election of the majority of Class B stockholders, all Class B common stock will be converted into Class A common stock. See the Form 8-K filed with the Securities and Exchange Commission on February 9, 2006.
Re: Bullet #4

Refer to response to Bullet #1 (last paragraph) and to attached analysis of calculated dilution under “Class B Conversion Methodology (Election of Class B stockholders)”.
Re: Bullet #5
In our response dated January 20, 2006, page 3, we noted that the Company believed that the likelihood of the conversion under the Mandatory Conversion methodology was remote as of December 31, 2004. The Mandatory Conversion, would occur upon : (i) direct or indirect sale, (ii) transfer or conveyance of, or the grant of any pledge or security interest in, 50% or more of the Company’s equity interest in, or the assets of, Tracking LLC, or (iii) of any of the foregoing transactions resulting in the Company’s receipt of more than $7.5 million. The Company’s believed that there was no interest in, and it did not intend or consider (i) or (ii) above. The Company further believed that the receipt of more than $7.5 million, as described in (iii) above, was unlikely.
The Company believed that the most likely methodology for conversion would be the election of Class B common stockholders methodology and that the Mandatory Conversion methodology was remote. Although the election of Class B common stockholders would have resulted in no dilution (i.e. net assets of Tracking LLC, exclusive of patents, was negative) as of December 31, 2004, the Company assumed that in a future conversion there would have to be some notable book value in Tracking LLC exclusive of the patents and, based on the Company’s historical low stock price, such conversion would result in the issuance of a large quantity of Class A common stock. To inform the investor of the potential risk of dilution the Company inserted the language that conversion “will result in material dilution.”
As disclosed in the Company’s Form 8-K filed on February 9, 2006, related to the election made to convert by the Class B stockholders, if the conversion occurred as of January 31, 2006, holders of Class B Common Stock would be issued, in the aggregate, 2,188,850 shares of Class A Common Stock or approximately 7% of the outstanding Class A Common Stock which appears will be material in hindsight.

     If you or any other member of the Staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact Fred Hanuschek, Chief Financial Officer at 317-262-4540 or the undersigned at 317-262-4626.

Sincerely,
/s/ John Birbeck

John Birbeck President and Chief Executive Officer

cc:	Kari Jin, Staff Accountant
Lisa Mitrovich, Assistant Chief Accountant
Alan Lieblich, Blank Rome LLP
Tim Luther, Crowe Chizek and Company, LLC
Dave Whitman, PricewaterhouseCoopers LLP
Fred Hanuschek, Chief Financial Officer of the Company

CTI Group (Holdings) Inc.
Make-up of Tracking LLC & Conversion Methodology
Net Assets of Tracking LLC

		Unaudited
	12/31/04	12/31/05

Net Assets of Tracking LLC
Tracking LLC Receivables	—	873,910
Tracking LLC Patent Value	107,111	84,121

Tracking LLC Assets	107,111	958,031

Tracking LLC Liabilities	(151,124)	(282,923)

Net Assets of Tracking LLC	(44,013)	675,108

Dilution Impact — Conversion methodologies
Class B Conversion Methodology (Election of Class B stockholders)

		Unaudited
	12/31/04	12/31/05

Net Assets of Tracking LLC	(44,013)	675,108
Less Patent Value	(107,111)	(84,121)

Net Assets of Tracking LLC for conversion, excluding patents(1)	(151,124)	590,987

88% Average Market Price	$0.34	$0.30

Class A Common Stock to be issued — Dilution Impact	0	1,969,957

(1)	- Book value approximates fair value for Net Assets of Tracking LLC, excluding patents, therefore result would be same for calculation utilizing either book or fair value.
Class B Conversion Methodology (Mandatory Conversion)
Use of methodology deemed remote as of 12/31/04 & 12/31/05; as a result, calculation methodology deemed not applicable for determination of dilution.
Position validated by the Election of Class B stockholders to convert made February 7, 2006 (Form 8-k filed on February 9, 2006). Mandatory Conversion will not be utilized.
Basic and Diluted Per Share Data

		Unaudited
	12/31/04	12/31/05

Basic and Diluted Shares
Class A Basic Weighted Average Shares	26,752,895	27,832,854
Class A Diluted Weighted Average Shares	27,424,309	30,307,906

Basic and Diluted EPS
Class A Basic EPS	0.03	0.02
Class A Diluted EPS	0.03	0.02